[Letterhead of M/I Homes, Inc.]

May 4, 2011

VIA EDGAR

Ms. Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	M/I Homes, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 7, 2011
File No. 333-172653

Definitive Proxy Statement on Schedule 14A
Filed March 31, 2011
File No. 001-12434

Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-12434

Dear Ms. Long:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 20, 2011 related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) and Annual Report on Form 10-K filed by M/I Homes, Inc., an Ohio corporation (“we” or the “Company”). The Staff’s comment is reproduced in bold font below and is followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1.	Throughout this section, we note that the compensation committee considers the individual performances of the named executive officers when setting total compensation and specific elements of compensation. Additionally, on page 26, we note that the compensation committee specifically considered Mr. Mason’s individual performance when determining to increase his base salary in 2010. In future filings, please describe the elements of individual performance and contribution for each named executive officer on an individual basis that the compensation committee considers when setting and awarding compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and, in future filings, we will describe, in accordance with Item 402(b)(2)(vii) of Regulation S-K, the elements of individual performance and contribution for each named executive officer on an individual basis that the compensation committee considers when setting and awarding compensation to our named executive officers.

*    *    *    *    *

The Company has today filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 2 to the Registration Statement (the “Amendment”). For your information, the Amendment includes the most recent quarterly information about the Company as disclosed in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 filed with the Commission on May 2, 2011.

Please be advised that, unless the Staff has further comments regarding the Registration Statement, the Company intends to request acceleration of the effectiveness of the Registration Statement to a date as soon as reasonably possible. We will provide our acceleration request in a separate letter that will contain the representations described in the letter from the Staff.

If you have any questions, need further information or would like to discuss any of the information covered in this letter, please contact me at (614) 418-8014 or Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, the Company’s outside counsel, at (614) 464-6426.

Sincerely,

/s/ J. Thomas Mason

J. Thomas Mason
Executive Vice President, General Counsel and Secretary of M/I Homes, Inc.

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